Mail Stop 0408

      August 9, 2005


By U.S. Mail and Facsimile (212) 403-2314

William A. Fitzgerald
Chairman of the Board and Chief Executive Officer
Commercial Federal Corporation
13220 California Street
Omaha, Nebraska 68154

Re:	Commercial Federal Corporation
	Proxy Statement on Schedule 14A
      Filed July 25, 2005
	File No. 1-11515

Dear Mr. Fitzgerald:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders

1. Prominently disclose in boldface type that the transaction will be taxable to shareholders.

2. Disclose your stock price as of June 13, 2005, and as of a recent date.



Schedule 14A

3. Please ensure that the proxy statement is clearly identified as being in preliminary form.

4. We note that you have not yet included your proxy card in your filing. Please provide or file your proxy card in preliminary form.
Your filed proxy card should comply with Rule 14a-6(e)(1) of the proxy rules.

Summary, page 4

5. Please move the summary so as to precede the Q&A.  We note
Instruction 2 to Item 1001 of Regulation M-A.

6. Please revise the first sub-section entitled "The Merger," to reduce the legalese and overly technical description of the merger.
Instead, introduce the merger in plain language and from the perspective of stockholders. Alternatively, move this section to later in the summary after the disclosure of the substantive terms of the merger that are of greater interest to stockholders and re-caption the sub-section to indicate that it deals with the technical structure of the merger.

7. Revise to clarify that upon completion of the merger, stockholders will no longer have any interest in either Commercial Federal
Corporation or Bank of the West. Alternatively, this may be disclosed in the Q&A.

8. Briefly summarize the reasons for engaging in the merger.

9. If material, disclose the percentage of shares owned by directors and officers and their affiliates and whether you expect these shares to be voted in favor of the merger. We note the beneficial ownership tables on pages 41 and 42 are blank. Please provide the numbers in the next filing. If any of the 5% holders have indicated how they will vote, disclose that information.

Our Directors and Executive Officers..., page 5

10. Please revise to briefly quantify the interests described,

The Merger, page 10

Background of the Merger, page 10

11. Revise to describe every material contact, negotiation or discussion in reasonable detail between Commercial Federal and Bank of the West, affiliates, financial advisors, counselors, each company`s Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation - including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties. We may have further comment based on the revised disclosure.

12. Clarify how the March 2005 meeting came about.

13. Expand to describe the board`s evaluation of the strategic alternatives and their principal reasons for pursuing this transaction. Include all potentially negative factors considered. Also, clarify whether any other acquisition candidates or business combination partners were identified or contacted and, if so, discuss.

Commercial Federal`s Reasons for the Merger..., page 11

14. Please your disclosure to include a discussion of all potentially negative factors considered by the board. Also revise to clarify how or why each of the material factors considered by the board supported or did not support the board`s decision in favor of the merger. For example, what about the "current and prospective environment in which
Commercial Federal operates" impacted the board`s decision?

Opinions of Commercial Federal`s Financial Advisors, page 12

15. Clarify the reason for engaging two advisors.

16. Revise to clarify whether there were any specific factors which did not support the fairness opinion.

17. Disclose any association between the Commercial Federal and its two financial advisors during the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

Financial Interests of Executive Officers..., page 25

18. Please revise to quantify the aggregate value of each type of financial interest insiders will receive in the merger transactions.
For example, how much is due the parties under the current change-in-control agreements?

*      *      *



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a state from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

								Sincerely,



      Jessica Livingston
      Senior Attorney

cc:	Nicholas Demmo, Esq.
	Wachtell, Lipton, Rosen & Katz
	51 West 52nd Street
	New York, New York 10019-6150

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William A. Fitzgerald
Commercial Federal Corporation
August 9, 2005
Page 4